January 14, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: John Reynolds, Assistant Director/ Janice McGuirk/Jim Lopez

Re:	Orient Paper, Inc.

Registration Statement on Form S-3

Filed November 25, 2009

File No. 333-163340

Dear Messrs Reynolds and Lopez and Ms. McGuirk:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 13, 2010, addressed to Mr. Zhenyong Liu, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 25, 2009 and the Company’s response dated December 21, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.

As previously requested in comment one in the letter dated December 17, 2009, please advise us how you calculated the outstanding public float of 9,731,867 shares and tell us whose shares were subtracted from the total number of shares outstanding. In this regard, your response suggests that approximately 30% of the total outstanding was subtracted. However, the beneficial ownership information provided in your proxy materials dated October 2, 2009 suggests that over 50% of the total outstanding were held by significant shareholders and officers and directors.

Response:

The proxy materials of October 2, 2009 pre-dated a number of events, specifically (i) a sale of 8,333,332 shares of common stock to certain investors on October 7, 2009 (Form 8-K filed with the SEC on October 8, 2009), (ii) an issuance of 282,294 unregistered shares of common stock to Chinamerica Holdings, Ltd on November 12, 2009 (Form 8-K filed with the SEC on November 6, 2009) and (iii) an issuance of shares to its incoming directors, Mr. Drew Bernstein (Form 3 on November 5, 2009) and Mr. Wenbing Wang (Form 3 on November 5, 2009).

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As a result of the foregoing, the Company’s total issued and outstanding shares were increased and as of December 18, 2009, the Company’s issued and outstanding was 14,864,219 (post reverse split) (please refer to Company’s transfer agent’s report as previously provided).

Mr. Xiaodong Liu and Mr. Chen Li both resigned as directors of the Company on October 28, 2009 (please refer to Form 8-K filed with the SEC on October 28, 2009). They were accounted for in the Company’s affiliate shares in our proxy materials of October 2, 2009 but were not subsequently factored when the Company determined its eligibility to file its registration statement on Form S-3. Even if Mr. Liu and Mr. Li’s shares were accounted for, they collectively owned 476,832 post split shares (worth approximately $4.8 million based on the $10.12 per share price as of November 23, 2009), or 3.2% of the Company’s issued and outstanding, and would not materially affect the outcome of the Company’s eligibility to use the Form S-3 under General Instruction I.B.I explained below.

Mr. Liu and Mr. Li were replaced with Mr. Drew Bernstein, Mr. Wenbing Wang and Ms. Zhaofang Wang as new directors of the Company on October 28, 2009.

Accordingly, the Company’s affiliates who contributed to the Company’s affiliate shares as of December 18, 2009 are as follows:

Name	Position	Amount of Beneficial Ownership of shares (post reverse split)	Percentage of Common Stock
Zhenyong Liu	Chief Executive Officer and a director	5,115,852	34.42%
Winston Yen	Chief Financial Officer	5,000	0.03%
Drew Bernstein	Director	7,500	0.05%
Wenbing Wang	Director	4,000	0.03%

Ms. Zhaofang Wang and Mr. Fuzeng Liu, the Company’s other directors, have no shares in the Company and there are no greater than 10% shareholders.

The total number of affiliate shares is 5,132,352 or 34.53% of the total issued and outstanding shares. The public float as of December 18, 2009 is (14,864,219 - 5,132,352) = 9,731,867 shares.

The highest closing price of the shares within 60 days of filing the Form S-3 is $10.12 on November 23, 2009 and accordingly, the value of the public float is $98,486,494, well in excess of $75 million. Even based on the last sale price of the shares on November 24, 2009, the day before the Form S-3 was filed, which was $9.84, the public float was $95,761,571, also in excess of $75 million. The Company is relying on its eligibility under General Instruction I.B.1 to file and register its shares under Form S-3.

In the event the Company should request acceleration of the effective date of the pending registration statement, on behalf of the Company, we acknowledge that:

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•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
___________________________ Benjamin A. Tan, Esq.

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